UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42308

Click Holdings Limited
Unit 709, 7/F., Ocean Centre
5 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 17, 2025, Click Holdings Limited (“Click” or the “Company”) entered into a waiver agreement with R.F. Lafferty & Co., Inc. (“RF Lafferty”), the representative of the underwriters for Company’s initial public offering. Pursuant to the waiver agreement, RF Lafferty agreed to waive the lock-up restrictions set forth in the underwriting agreement entered by and between the Company and RF Lafferty dated October 8, 2024, in connection with the proposed public offering of up to 13,800,000 ordinary shares of the Company.

Exhibit Index

Exhibit No.	Description
99.1	Waiver Agreement

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: March 19, 2025

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